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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)(1)


                           Quality Food Centers, Inc.
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)


                                    747565109
                       ----------------------------------
                                 (CUSIP Number)


                                  -------------

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (SEE Rule 13d-7)

- --------------
     (1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT OF THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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CUSIP No. 747565109                   13G                 Page  2  of  6  Pages

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Anne E. Croco, individually, as trustee u/a dated December 18, 1986 FBO Claire E. Bigbe and as attorney-in-fact and trustee for Norma B. Croco.
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                                 0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                         1,934,433
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                                 0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                         1,934,433
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  1,934,433
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                                                        9.9%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
                                                                      IN,00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  3  of  6  Pages

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Steve Willard, trustee u/a dated December 18, 1986 FBO Claire E. Bigbe.
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                                 0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                         1,014,100
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                                 0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                         1,014,100
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  1,014,100
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                                                        5.2%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
                                                                         00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  4  of  6  Pages

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Bradley F. Henke, Trustee u/a dated December 18, 1986 FBO Claire E. Bigbe, and as attorney-in-fact for Anne E. Croco, attorney-in-fact and trustee for Norma B. Croco, and individually.
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                                 0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                         1,935,233
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                                 0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                         1,935,233
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  1,935,233
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                                                        9.9%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
                                                                      IN,00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  5  of  6  Pages

ITEM 4.        OWNERSHIP.  Item 4 is amended in its entirety to read as follows:

     Power to vote and power to dispose of the shares are set forth as footnotes.


                                     Amount                   Percent
                                  Beneficially                  of
             Name                     Owned                    Class
             ----                 ------------                 -----

         Anne E. Croco            1,934,433 (1)                9.9%
         Steve Willard            1,014,100 (2)                5.2%
       Bradley F. Henke           1,935,233 (3)                9.9%

- ------------------------
     (1) Includes 803,000 shares held by Anne E. Croco individually, 1,014,100 shares held as trustee for benefit of Claire E. Bigbe, and 66,500 shares held by Norma B. Croco, Bradley F. Henke & Gary A. Bergquist as trustees for benefit of, and 40,500 shares held individually and 10,333 shares issuable upon exercise of vested stock options held individually by Norma Croco for whom Anne E. Croco is attorney-in-fact.

     (2)  1,014,000 shares held as trustee for benefit of Claire E. Bigbe.

     (3) Includes 1,014,100 shares held as trustee for benefit of Claire E. Bigbe, 803,000 shares held by Anne E. Croco individually, for whom Bradley F. Henke is attorney-in-fact, 66,500 shares held by Norma B. Croco, Bradley F. Henke and Gary A. Bergquist as trustee for benefit of, and 40,500 shares held individually and 10,333 shares issuable upon exercise of vested stock options held individually by Norma Croco for whom Mr. Henke is attorney-in-fact. 400 shares are held by Judith Henke, wife of Bradley F. Henke and 400 shares are held by Mr. Henke as tenants in common with Harry Henke III.

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                                                          Page  6  of  6  Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:
             ----------------------


                                        --------------------------------------
                                        Anne E. Croco


                                        --------------------------------------
                                        Anne E. Croco, Trustee


                                        --------------------------------------
                                        Anne E. Croco, Attorney-in-Fact


                                        --------------------------------------
                                        Steve Willard, Trustee


                                        --------------------------------------
                                        Bradley F. Henke


                                        --------------------------------------
                                        Bradley F. Henke, Trustee


                                        --------------------------------------
                                        Bradley F. Henke, Attorney-in-Fact